Maureen Lane (212) 294-4781 mlane@winston.com
October 18, 2011
Jeffrey Riedler Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549-7010
Re:	Neurologix, Inc. Preliminary Information Statement on Form PRE14C Filed October 5, 2011 File No. 000-13347
Dear Mr. Riedler:

On behalf of Neurologix, Inc. (the “Company”), we are responding to the Staff’s comment letter, dated October 12, 2011 (the “Comment Letter”) with respect to the Company’s Preliminary Information Statement on Form PRE14C filed on October 5, 2011 (the “Preliminary Information Statement”).  Set forth below are our responses to the comments raised in the Comment Letter.  For the convenience of the Staff, we have included the text of your comment followed by our response.

Comment:  We note that your information statement relates to actions taken with respect to a bonus, profit sharing or other compensation plan, contract or arrangement in which a director or executive officer will participate. As such, pursuant to Item 1 of Schedule 14C and Item 8(b) of Schedule 14A, your information statement should include the disclosure required under Item 402 of Regulation S-K. Please revise your information statement to provide this information.

Response:  We have amended the Preliminary Information Statement to include the disclosure required under Item 402 of Regulation S-K.

October 18, 2011

Comment:  We note that your information statement relates to actions taken with respect to a plan pursuant to which cash or noncash compensation may be paid or distributed. As such, pursuant to Item 1 of Schedule 14C and Item 10(c) of Schedule 14A, your information statement should include the disclosure required under Item 201(d) of Regulation S-K.  Please revise your information statement to include this information.

Response:  We have amended the Preliminary Information Statement to include the disclosure required under Item 201(d) of Regulation S-K.

*  *  *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these revised disclosures have adequately addressed your concerns.  If you have any questions, please call me at 212-294-4781.

Best Regards, /s/ Maureen E. Lane Maureen E. Lane

Cc:	Adrian Adams – Neurologix, Inc. Andrew I. Koven – Neurologix, Inc. Marc L. Panoff – Neurologix, Inc.